August 21, 2007

Mail Stop 3651

By U.S. Mail and facsimile to (718)709-3631

Mr. David Barger
Chief Executive Officer
JetBlue Airways Corporation
118-29 Queens Boulevard
Forest Hills, NY 11375

> **Re:** **JetBlue Airways Corporation**
> **Definitive 14A**
> **Filed April 2, 2007**
> **File No. 000-49728**

Dear Mr. Barger:

We have limited our review of your definitive proxy statement to your executive compensation disclosure and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 16

1. Please provide an expanded analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006.   For example, we note limited analysis on pages 18 and 19 of how your long term equity awards were determined. In this regard, although your disclosure provides general information relating to this form of compensation, provide substantive analysis and insight into how the committee makes actual payout determinations. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. Please revise your Compensation Discussion and Analysis such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

Role of Executive Officers in Compensation Decisions, page 17

2. Your disclosure in this section is unclear as to which person or body determines the compensation of your executives, particularly your chief executive officer. Please expand your disclosure to discuss in greater detail the responsibilities of the compensation committee and board of directors' and the interaction between these groups when setting compensation for the chief executive officer and other senior executives. Refer to Item 402(b)(2)(xv) of Regulation S-K.

Base Salary, page 17

3. The precise nature of your benchmarking activities is not clear. Please identify the companies, including those whose information is included in the proprietary data purchased by the company, considered in your internal review of the market position of your executive compensation practices. Further, if you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in 2006. This disclosure should include a discussion of where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

4. We note the discussion of the impact of individual performance on salary and merit-based increases. Please expand your Compensation Discussion and Analysis to include a more specific discussion and analysis of how the applicable elements of your compensation packages are structured and implemented to reflect your named executive officer's individual performance. Please disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Annual Incentive Bonuses, page 19

5. You have not provided a quantitative discussion of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation for 2006 or 2007. Please disclose the specific targets, such as those identified in the third full paragraph on page 19, and how your incentive awards are specifically structured around such performance goals. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table, page 24

6. Please consider adding a separate table to disclose potential payments upon termination or change in control. Refer to Item 402(j) of Regulation S-K.

7. We direct you to Item 402(j)(1) of Regulation S-K and note that you have omitted discussion of the definitions of key terms of the employment agreements and

2002 Stock Incentive Plan. Please concisely define terms such as "cause" and "change in control."

8. Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined for purposes of termination and severance packages. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also please discuss in the Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Transactions with Related Persons, page 28

9. Although you note that related party transactions must occur on terms no less favorable than could be obtained from unaffiliated third parties, your disclosure suggests that the audit committee and board of directors may also apply additional review standards. Please discuss in materially complete detail the policies and procedures relating to the approval or ratification of related party transactions. Refer to Item 404 of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney Advisor